Exhibit 99(a)(20)

                         U.S. TIMBERLANDS COMPANY, L.P.

                                NOTICE OF MERGER

      To Former Limited Partners of U.S. Timberlands Company, L.P.:

      The merger of U.S. Timberlands Acquisition Co., LLC (the "Buyer") with and into U.S. Timberlands Company, L.P. (the "Merger") has become effective. U.S. Timberlands Company, L.P. (the "Company") is the surviving entity in the Merger. Upon the effectiveness of the Merger, each outstanding common unit of limited partnership interest of the Company (each, a "Common Unit"), other than Common Units held by the Buyer and its affiliates, was cancelled and converted into the right to receive $3.00 per Common Unit, in cash, without interest (the "Merger Consideration").

      This notice is being mailed to each holder of record of Common Units as of June 26, 2003, the date that the Merger became effective.

      As a former holder of Common Units, you are entitled to receive the Merger Consideration for your Common Units. To receive the Merger Consideration, you must submit to American Stock Transfer & Trust Company, as paying agent (the "Paying Agent"), at the address shown on the enclosed Letter of Transmittal, a properly completed and duly executed Letter of Transmittal, and any signature guarantees and other documents required by the Instructions to the Letter of Transmittal, together with the certificates representing the cancelled Common Units. If your Common Units were held in "street name," contact your broker to have the certificates that represented your Common Units delivered to the Paying Agent.

      Any questions should be directed to the Paying Agent at (800) 937-5449. Please do not contact the Company.

      A check for the Merger Consideration for the certificates surrendered by you (subject to any required backup withholding) will be forwarded to you as soon as practicable after receipt of properly completed and executed documentation. Please act promptly to receive the Merger Consideration.